

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2021

Mitch Gaynor
Chief Administrative and Legal Officer
Marvell Technology, Inc.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

> **Re: Marvell Technology, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 30, 2021**
> **File No. 333-259149**

Dear Mr. Gaynor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Stewart McDowell